Exhibit 21.1

Subsidiaries
of
Autobytel Inc.

Subsidiary Name	Jurisdiction of Incorporation
Auto-By-Tel Acceptance Corporation	Delaware
Auto-By-Tel Insurance Services, Inc.	Delaware
Car.com, Inc.	Delaware
Autobytel Dealer Services, Inc.	Delaware
Autobytel Florida, Inc.	Delaware
Automotive Service Leads, LLC	Delaware